SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Virtusa Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92827P102

(CUSIP Number)

New Mountain Vantage Advisers, L.L.C.

787 Seventh Avenue, 49th Floor

New York, NY 10019

(212) 720-0300

With a copy to:

Russell Leaf

Jared Fertman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92827P102	13D	Page 2 of 11

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage LO, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 33,749 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 33,749 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,749 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 30,246,972 shares of common stock, par value $0.01 per share, outstanding as of the close of business on August 4, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on August 17, 2020.

CUSIP No. 92827P102	13D	Page 3 of 11

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Focus, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 144,256 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 144,256 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,256 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 30,246,972 shares of common stock, par value $0.01 per share, outstanding as of the close of business on August 4, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on August 17, 2020.

CUSIP No. 92827P102	13D	Page 4 of 11

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage (California) II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 534,594 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 534,594 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,594 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.77%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 30,246,972 shares of common stock, par value $0.01 per share, outstanding as of the close of business on August 4, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on August 17, 2020.

CUSIP No. 92827P102	13D	Page 5 of 11

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 93,923 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 93,923 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,923 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 30,246,972 shares of common stock, par value $0.01 per share, outstanding as of the close of business on August 4, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on August 17, 2020.

CUSIP No. 92827P102	13D	Page 6 of 11

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Co-Invest II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,788,143 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,788,143 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,143 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.91%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 30,246,972 shares of common stock, par value $0.01 per share, outstanding as of the close of business on August 4, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on August 17, 2020.

CUSIP No. 92827P102	13D	Page 7 of 11

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage GP, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 2,979,665 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 2,979,665 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,665 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.85%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

Percentage calculated based on 30,246,972 shares of common stock, par value $0.01 per share, outstanding as of the close of business on August 4, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on August 17, 2020.

CUSIP No. 92827P102	13D	Page 8 of 11

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Advisers, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 2,979,665 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 2,979,665 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,665 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.85%*
(14)	TYPE OF REPORTING PERSON (see instructions) IA

*

Percentage calculated based on 30,246,972 shares of common stock, par value $0.01 per share, outstanding as of the close of business on August 4, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on August 17, 2020.

CUSIP No. 92827P102	13D	Page 9 of 11

(1)	NAMES OF REPORTING PERSONS Steven B. Klinsky
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 2,979,665 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 2,979,665 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,665 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.85%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*

Percentage calculated based on 30,246,972 shares of common stock, par value $0.01 per share, outstanding as of the close of business on August 4, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on August 17, 2020.

CUSIP No. 92827P102	13D	Page 10 of 11

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Virtusa Corporation (the “Issuer”) and amends the Schedule 13D filed on July 6, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on July 7, 2020 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on July 27, 2020 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed on August 17, 2020 (“Amendment No. 3”) and Amendment No. 4 to the Schedule 13D filed on September 14, 2020 (“Amendment No. 4” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.

Except as otherwise set forth below, the information set forth in the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to include the following:

On October 6, 2020, the Reporting Persons, the Issuer and Parent (as defined below) entered into a settlement agreement (the “Settlement Agreement”). Under the terms of the Settlement Agreement, the Board of Directors (the “Board”) of the Issuer will, (i) expand the size of the Board from nine members to ten members and (ii) appoint Patricia B. Morrison to the Board for a term expiring at the Issuer’s 2023 annual meeting of stockholders.

Also effective upon execution and delivery of the Settlement Agreement, the Reporting Persons withdrew their nominations for directors at the Company’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”) and agreed that all votes on any proxies that have been or may be received by or on behalf of the Reporting Persons for the election of Ramakrishna Prasad Chintamaneni and/or Patricia B. Morrison (each, an “NMV Nominee” and together, the “NMV Nominees”) at the 2020 Annual Meeting will be disregarded and each of the NMV Nominees withdrew his or her candidacy for election at the 2020 Annual Meeting.

The Settlement Agreement further provides, among other things, as follows: (i) the Reporting Persons and NMV Nominees will each execute a letter of withdrawal of their candidacy for election to the Board at the 2020 Meeting; (ii) the Reporting Persons will not knowingly initiate, encourage, vote in favor of or participate in any third-party proxy, consent or other authority to vote from stockholders (including any “withhold,” “vote no,” “defeat quorum” or similar campaign) relating to the previously announced merger transaction with the Issuer, Austin HoldCo Inc. (“Parent”) and Austin BidCo Inc., which are affiliates of Baring Private Equity Asia (the “Merger”), subject to certain conditions being met; (iii) the Issuer will reimburse the Reporting Persons promptly following the execution of the Settlement Agreement for their time and efforts and fees and expenses incurred in connection with the subject matter of the Settlement Agreement in an aggregate amount equal to $2,500,000; and (iv) upon the closing of the Merger, Parent will reimburse the Reporting Persons for the difference between $51.35 per share and the sale price per share of the Issuer’s Common Stock of any trade executed by the Reporting Persons in open market transactions or the closing price on the date of any distribution of the Issuer’s Common Stock to the partners, members, or investors of the members of the Reporting Persons, provided that the total amount of all such reimbursements made at the closing of the Merger shall not exceed $2,000,000 in the aggregate.

The Settlement Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 7, 2020 (the “Issuer 8-K”), and is incorporated herein by reference. The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement.

On October 6, 2020, in connection with the execution of the Settlement Agreement, the Reporting Persons and the Issuer entered into a Voting Agreement (the “Voting Agreement”), under which the Reporting Persons have agreed to vote or cause to be voted, all of the Issuer’s Common Stock beneficially owned by the Reporting Persons in favor of the stockholder proposals submitted at the Issuer’s stockholders meeting to be held in connection with the Merger. The Voting Agreement provides that after a certain date, the Reporting Persons may sell shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons in certain open market sales transactions where the identity of the purchaser is not known and the Reporting Persons may distribute shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons to partners or members or other owners of the Reporting Persons subject to the condition that the Reporting Persons retain certain voting rights over shares of the Issuer’s Common Stock that are so transferred or distributed.

CUSIP No. 92827P102	13D	Page 11 of 11

The Voting Agreement is attached as Exhibit 10.2 to the Issuer 8-K and is incorporated herein by reference. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement.

On October 6, 2020, the Issuer issued a press release regarding the matters described above, a copy of which is attached as Exhibit 99.1 to the Issuer 8-K and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to include the following:

On October 6, 2020, the Reporting Persons and the Issuer entered into the Settlement Agreement and the Voting Agreement described in Item 4 above.

Item 7.	Materials to Be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to include the following:

Exhibit	Description
99.7	Settlement Agreement, dated October 6, 2020, among the Reporting Persons, Austin HoldCo Inc. and the Issuer (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Virtusa Corporation with the Securities and Exchange Commission on October 7, 2020)

99.8	Voting Agreement, dated October 6, 2020, among the Reporting Persons and the Issuer (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Virtusa Corporation with the Securities and Exchange Commission on October 7, 2020)

99.9	Press Release regarding Settlement Agreement dated October 6, 2020 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Virtusa Corporation with the Securities and Exchange Commission on October 7, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2020

NEW MOUNTAIN VANTAGE LO, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE FOCUS, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE CO-INVEST II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE GP, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

STEVEN B. KLINSKY

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

INDEX TO EXHIBITS

Exhibit	Description
99.1†	Joint Filing Agreement, dated July 6, 2020, among the Reporting Persons

99.2†	Power of Attorney, granted by Steven B. Klinsky in favor of Joseph Hartswell, dated July 6, 2020

99.3*†	Amended and Restated Limited Partnership Agreement of New Mountain Vantage Co-Invest II, L.P., dated as of January 29, 2020

99.4*†	Amended and Restated Limited Partnership Agreement of New Mountain Vantage Co-Invest II Feeder, L.P., dated as of January 29, 2020

99.5†	Demand Letter, dated July 27, 2020, from New Mountain Vantage Advisers, L.L.C. to the Issuer

99.6†	Response and Demand Letter, dated August 14, 2020, from New Mountain Vantage Advisers, L.L.C. to the Issuer

99.7	Settlement Agreement, dated October 6, 2020, among the Reporting Persons, Austin HoldCo Inc. and the Issuer (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Virtusa Corporation with the Securities and Exchange Commission on October 7, 2020)

99.8	Voting Agreement, dated October 6, 2020, among the Reporting Persons and the Issuer (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Virtusa Corporation with the Securities and Exchange Commission on October 7, 2020)

99.9	Press Release regarding Settlement Agreement dated October 6, 2020 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Virtusa Corporation with the Securities and Exchange Commission on October 7, 2020)

*

Certain information in this exhibit (indicated by “[***]”) has been omitted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such information.

†	Previously filed.